William K. Mackey
                           168 Chelsea Lane
                         Plantation, FL 33324


                          October 11, 2007


Board of Directors United EcoEnergy Corp.
409 Brevard Avenue, Suite 7
Cocoa, FL 32922

Gentlemen:

Today, I come before you to thank each of you for the opportunity of working with you as we have tried to build United EcoEnergy Corp. Recent events have convinced me that the Company needs a new direction and that course can and should be set by others. With that belief in hand, I offer my resignation as Chairman of the Board and C.E.O. of the Company.

With My Regards,

/s/ William K. Mackey
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William K. Mackey